# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DATA I/O CORP, CIK 0000351998
CUSIP: 237690102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6645 185TH AVE NE, SUITE 100, REDMOND, Washington (WA), 98052
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 145,540; shared voting power 880,884; sole dispositive power 145,540; shared dispositive power 880,884; aggregate amount beneficially owned 1,026,424 (9.9% of the class)
  Comment: The shares of the Common Stock reported herein consist of (a) 1,016,163 shares of Common Stock, (b) warrants to purchase 1,080,000 shares of Common Stock and (c) 6,825 shares of Common Stock issuable on conversion of convertible notes beneficially owned by the reporting person. The warrants and convertible notes are each subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 9,394,422 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026, and 1,016,163 shares issued by the Issuer in a private placement to the reporting persons.
- Lytton-Kambara Foundation: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 590,374; sole dispositive power 0; shared dispositive power 590,374; aggregate amount beneficially owned 590,374 (5.8% of the class)
  Comment: The shares of the Common Stock reported herein consist of (a) 580,676 shares of Common Stock, (b) warrants to purchase 720,000 shares of Common Stock and (c) 4,550 shares of Common Stock issuable on conversion of convertible notes beneficially owned by the reporting person. The warrants and convertible notes are each subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 9,394,422 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026, and 1,016,163 shares issued by the Issuer in a private placement to the reporting persons.
- AWL Family LLC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 300,208; sole dispositive power 0; shared dispositive power 300,208; aggregate amount beneficially owned 300,208 (2.9% of the class)
  Comment: The shares of the Common Stock reported herein consist of (a) 289,947 shares of Common Stock, (b) warrants to purchase 360,000 shares of Common Stock and (c) 2,275 shares of Common Stock issuable on conversion of convertible notes beneficially owned by the reporting person. The warrants and convertible notes are each subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 9,394,422 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026, and 1,016,163 shares issued by the Issuer in a private placement to the reporting persons.

## Item 1. Issuer
Name of issuer: DATA I/O CORP
Address of issuer's principal executive offices: 6645 185th Ave NE, Suite 100, Redmond, Washington 98052

## Item 2. Person Filing
Name of person filing:
Laurence W. Lytton

Lytton-Kambara Foundation ("Foundation")

AWL Family LLC ("AWL")
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 1,026,424

Foundation: 590,374

AWL: 300,208
Percent of class:
Lytton: 9.9%

Foundation: 5.8%

AWL: 2.9%
Sole power to vote or to direct the vote:
Lytton: 145,540

Foundation: 0

AWL: 0
Shared power to vote or to direct the vote:
Lytton: 880,884

Foundation: 590,374

AWL: 300,208
Sole power to dispose or to direct the disposition:
Lytton: 145,540

Foundation: 0

AWL: 0
Shared power to dispose or to direct the disposition:
Lytton: 880,884

Foundation: 590,374

AWL: 300,208

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W Lytton, Reporting Person (06/23/2026)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (06/23/2026)
- AWL Family LLC: /s/ Laurence W. Lytton, Manager (06/23/2026)
Comment: EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G